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Exhibit 12.2

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
(in thousands, except ratios)

	Years ended December 31,
	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges
Interest factor of rent expense(1)	$5,557	$5,232	$5,328	$5,390	$5,294
Interest expense	28,125	26,210	25,628	23,070	21,348
Capitalized interest	—	—	303	382	—

Total fixed charges	$33,682	$31,442	$31,259	$28,842	$26,642
Dividends on preferred stock	—	—	—	—	—

Total fixed charges and preference dividends	$33,682	$31,442	$31,259	$28,842	$26,642

Earnings before income tax expense	$661,836	$572,710	$554,427	$355,006	$489,827
Interest factor of rent expense(1)	5,557	5,232	5,328	5,390	5,294
Interest expense	28,125	26,210	25,628	23,070	21,348

Earnings per calculation	$695,518	$604,152	$585,383	$383,466	$516,469

Ratio of earnings to fixed charges(2)	20.65	19.21	18.73	13.30	19.39

Ratio of earnings to fixed charges and preference dividends(3)	20.65	19.21	18.73	13.30	19.39

(1)
Estimated to be 33% of total rent expense.

(2)
Earnings per calculation divided by total fixed charges.

(3)
Earnings per calculation divided by total fixed charges and preference dividends.

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  Exhibit 12.2
HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
STATEMENT OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (in thousands, except ratios)